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Pan American Silver Announces Preliminary 2018 Operating Results and Guidance for 2019

All amounts are expressed in US$ unless otherwise indicated. Results are unaudited and could change based on final audited financial results. This news release contains forward-looking information about expected future events and financial and operating performance of the Company. Readers should refer to the risks and assumptions set out in the “Cautionary Note Regarding Forward-Looking Statements and Information” at the end of this news release.

This news release refers to measures that are not generally accepted accounting principle (“non-GAAP”) financial measures, including cash costs per payable ounce of silver ("Cash Costs") and all-in sustaining costs per silver ounce sold ("AISCSOS"). Please refer to the section titled “Alternative Performance (non-GAAP) Measures” at the end of this news release for further information on these measures.

Preliminary operating results for 2018 and guidance for 2019 are only for Pan American's operations and do not reflect the plan of arrangement (the "Arrangement") whereby Pan American will acquire all of the issued and outstanding common shares of Tahoe Resources Inc. ("Tahoe"), announced on November 14, 2018. Pan American currently expects the Arrangement to be completed on or about February 26, 2019.

Vancouver, B.C. - Jan. 21, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) today announced preliminary operating results for the fourth quarter and full year 2018, and provided guidance for 2019.

“2018 was a pivotal year for Pan American with low cash costs, strong cash flow, continued improvements at Morococha and Huaron, and positive impact to the bottom line from our La Colorada and Dolores expansions,” said Michael Steinmann, President and Chief Executive Officer of Pan American. "In addition, we made an important skarn discovery at La Colorada and announced the transformational acquisition of Tahoe. The acquisition is expected to close at the end of February, and we are looking forward to updating our forecast for 2019 in the second quarter to include the Tahoe assets."

Consolidated Preliminary 2018 Operating Results

	2018 Guidance(1)	2018 Revised Guidance(2)	2018 Actual	Q4 2018
Production
Silver (million ounces)	25.0 - 26.5	no change	24.8	6.1
Gold (thousand ounces)	175.0 - 185.0	no change	178.9	37.2
Zinc (thousand tonnes)	60.0 - 62.0	no change	64.8	18.5
Lead (thousand tonnes)	21.0 - 22.0	no change	22.4	6.3
Copper (thousand tonnes)	12.0 - 12.5	9.0 - 10.4	9.8	2.2
Cash Costs(3) ($/ounce)	3.60 - 4.60	2.80 - 3.80	3.35	6.12
(1) Guidance provided in the Company’s news release dated January 11, 2018.
(2) Revised Guidance provided in the Company’s news release dated August 8, 2018.
(3) Preliminary Cash Costs per payable ounce of silver, net of by-product credits. Average metal prices for the full 2018 year were: Ag $15.71/oz, Au $1,268/oz, Zn $2,922/tonne, Pb $2,242/tonne, and Cu $6,523/tonne. Average metal prices for Q4 2018 were: Ag $14.54/oz, Au $1,226/oz, Zn $2,631/tonne, Pb $1,964/tonne, and Cu $6,172/tonne.
Cash Costs is a non-GAAP measure and readers should refer to the information under the heading “Alternative Performance (non-GAAP) Measures" at the end of this news release for more information.

PAN AMERICAN SILVER CORP. 1

2018 Consolidated Operating Highlights:

•
Silver production of 24.8 million ounces was modestly below the original guidance range provided in January 2018 (the "Original Guidance") of 25.0 million to 26.5 million ounces, primarily due to shortfalls at Dolores and San Vicente, partially offset by higher-than-forecast production at La Colorada and Morococha, both of which set annual records. At Dolores, above average rainfalls during the third quarter hampered our ability to make-up open pit tonnages following the security-related road closures in June, resulting in a shortfall of tonnes placed on the heap. In addition, slower cement deliveries due to logistical challenges required lower solution application and reduced leach rates. At San Vicente, narrow vein mechanization efforts required additional operator training, resulting in lower throughput and increased dilution.

•	Gold production of 178.9 thousand ounces was within the Original Guidance range. An annual record was set for gold production at Dolores.

•
Record zinc and lead production exceeded the Original Guidance range, with annual zinc production records set at La Colorada, Morococha and San Vicente. La Colorada also set an annual record for lead production. Copper production was within the revised range provided on August 8, 2018 (the "Revised Guidance").

•	Cash costs of $3.35 per ounce of silver were within Revised Guidance. A record low annual cash cost of $2.02 per ounce was set at La Colorada.

PRELIMINARY 2018 MINE OPERATING RESULTS

Mine	Silver Production (million ounces)	Gold Production (thousand ounces)	Cash Costs ($/ounce)(1)
La Colorada	7.6	4.4	2.02
Dolores	4.1	136.6	(1.87)
Huaron	3.6	0.8	1.63
Morococha (92.3%)(2)	2.9	2.1	(4.34)
San Vicente (95%)(2)	3.5	0.5	10.12
Manantial Espejo	3.1	34.6	13.91
Total(3)	24.8	178.9	3.35
(1) Cash Costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures" section of this news release for further information on this measure.
(2) Reflects Pan American’s ownership in the operation.
(3) Totals may not add up due to rounding.

PAN AMERICAN SILVER CORP. 2

2019 GUIDANCE
The guidance provided below is Pan American's initial guidance for 2019, and excludes the assets to be acquired under the Arrangement with Tahoe. We intend to update the guidance to include the Tahoe assets and allocation of new general and administrative costs following close of the transaction, which is currently expected to be on or about February 26, 2019. The timing for providing updated guidance is currently anticipated to be in the second quarter of 2019. We may also revise guidance during the year to reflect actual and anticipated results.

2019 Guidance as at January 21, 2019
Production
Silver (million ounces)	26.5 - 27.5
Gold (thousand ounces)	162.5 - 172.5
Zinc (thousand tonnes)	65.0 - 67.0
Lead (thousand tonnes)	24.0 - 25.0
Copper (thousand tonnes)	9.8 - 10.3
Cash Costs(1)($/ounce)	6.50 - 7.50
AISCSOS(1) ($)	10.80 - 12.30
Sustaining capital ($millions)	85 - 90
Project capital ($millions)	30
Assumptions used to forecast cash costs and AISCSOS for 2019
Metal prices
Silver ($/ounce)	14.50
Gold ($/ounce)	1,250
Zinc ($/tonne)	2,600
Lead ($/tonne)	1,950
Copper ($/tonne)	6,150
Average annual exchange rates relative to 1.00 U.S. dollar
Mexican peso	19.50
Peruvian sol	3.33
Argentine peso	41.80
Bolivian boliviano	6.91
Canadian dollar	1.30
(1) Cash Costs and AISCSOS are non-GAAP measures.  Please refer to the “Alternative Performance (non-GAAP) Measures” section of this news release for further information on these measures.

PAN AMERICAN SILVER CORP. 3

The 2019 Guidance reflects certain adjustments from the outlook provided for 2019 in our news release dated January 11, 2018. The anticipated increase in AISCSOS is mainly due to: lower by-product base metal prices, higher treatment and refining costs for flotation concentrates, new export tax payments in Argentina, increased electricity costs in Mexico, and wage inflation; partially offset by lower sustaining capital. The anticipated decrease in silver and gold production is due to a later startup of COSE production related to a change in the mining method. The modification takes into account the current ground conditions and directly transfers the existing miner expertise from the Manantial Espejo operation. The change requires additional upfront development, which is expected to result in an approximate six-month delay in commencing production at COSE, rescheduling some of the ounces originally planned for 2019 into 2020.
2019 GUIDANCE BY MINE

Mine	Silver Production (million ounces)	Gold Production (thousand ounces)	Cash Costs ($/ounce)(1)
La Colorada	8.0 - 8.2	4.1 - 4.8	2.50 - 3.50
Dolores	5.2 - 5.5	114.5 - 120.0	4.50 - 5.50
Huaron	3.6 - 3.7	0.5	6.00 - 7.00
Morococha (92.3%)(2)	2.8 - 2.9	1.2 - 1.5	3.10 - 4.00
San Vicente (95%)(2)	3.5 - 3.7	0.3	10.60 - 11.50
Manantial Espejo	3.4 - 3.6	42.0 - 45.0	17.00 - 18.50
Total(3)	26.5 - 27.5	162.5 - 172.5	6.50 - 7.50
(1) Cash costs is a non-GAAP measure and readers should refer to the information under the heading “Alternative Performance (non-GAAP) Measures" at the end of this news release for more information.
(2) Reflects Pan American’s ownership in the operation.
(3) Totals may not add up due to rounding.

2019 Guidance Highlights:

Pan American is focused on achieving the following objectives during 2019:

La Colorada

•	Sustain throughput rates of slightly above 2,000 tonnes per day, exceeding original design capacity rates.

•
Continue to investigate additional debottlenecking opportunities, mine mechanizations and infrastructure upgrades, aimed at maintaining unit costs at 2018 levels despite expected modest increases in input costs.

•	Continue to explore and define the potential of the significant skarn deposit discovered in 2018.
Dolores

•	Accelerate mine pre-stripping rates to overcome the shortfalls incurred in 2018.

•	Establish new waste storage facility to reduce haulage costs.

•	Ramp-up underground mining rates to 1,500 tonnes per day.

•	Sustain overall throughput rates to the heap leach pad of 20,000 tonnes per day, while maximizing the pulp agglomeration plant throughput.

•	Improve and stabilize cement delivery logistics to support optimal leach recovery.
Huaron and Morococha

•	Maintain steady-state production rates and exploration efforts.

•	Continue efforts towards defining additional productivity enhancements and improve site ancillary facilities and infrastructure.

•	Continue to investigate opportunities to enhance mill productivities and efficiencies at Morococha while designing for the eventual relocation of the mill.

PAN AMERICAN SILVER CORP. 4

San Vicente

•
Continue efforts towards gradually enhancing productivities over the next few years through additional mechanization efforts, enhanced mine dilution controls and improving site infrastructure and ancillary facilities.

Manantial Espejo/COSE/Joaquin

•
Bring the COSE and Joaquin mine projects on-stream to supplement the Manantial Espejo underground mine and stockpile ore, thereby increasing overall production rates over the next few years. Production from COSE and Joaquin is expected to commence in the third quarter of 2019 with a life of mine of approximately 18 months for COSE and approximately three years for Joaquin.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President, Technical Services & Process Optimization, who is the Company’s Qualified Person for the purposes of National Instrument 43-101. For additional information about the Company’s material mineral properties, please refer to the Company’s Annual Information Form dated March 22, 2018, filed at www.sedar.com.

Q4 and Full Year 2018 Unaudited Results
Pan American plans to release its unaudited financial results for Q4 and full year 2018 on February 20, 2019.
Conference Call and Webcast

Date:	February 21, 2019
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	www.panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available on the Company's website at www.panamericansilver.com. An archive of the webcast will also be available for three months.

About Pan American Silver
Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, the Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 5

Alternative Performance (non-GAAP) Measures
In this news release we refer to measures that are not generally accepted accounting principle (“non-GAAP”) financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•
Cash Costs per payable ounce of silver, net of by-product credits (“Cash Costs”). Cash Costs does not have a standardized meaning prescribed by IFRS as an indicator of performance. The Company’s method of calculating Cash Costs may differ from the methods used by other entities and, accordingly, the Company’s Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

•
All-in sustaining costs per silver ounce sold (“AISCSOS”). The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional Cash Costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow.

Readers should refer to the “Alternative Performance (non-GAAP) Measures” section of the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2018 (the “Q3 2018 MD&A”) for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws, and may include future-oriented financial information. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance; the anticipated timing and announcement of our 2019 forecast and any further revisions thereto from time to time; the expected timing and completion of the Arrangement; the anticipated timing and commencement of production at COSE and Joaquin, as well as the impact on production anticipated for 2019; our estimated production of silver, gold and other metals in 2019; our expectations with respect to future metal prices and exchange rates; our estimated Cash Costs and AISCSOS in 2019; the expenditures and success related to any future exploration or development programs; and the successful completion of the Arrangement with Tahoe Resources and the timing for such completion.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; the Company's development projects are completed and perform in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; no unplanned delays or interruptions in scheduled development and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.